UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Results Conference Call and Webcast – February 20, 2020

Portuguese: 10:00 hs in Rio de Janeiro / 8:00 hs New York / 13:00 hs United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

USA: +1 412 717-9627

United Kingdom: +44 20 3795-9972

English: 11:30 hs Rio de Janeiro / 9:30 hs New York / 14:30 hs United Kingdom Brazil: +55 11 3181-8565 or +55 11 4210-1803 USA: +1 412 717-9627 United Kingdom: +44 20 3795-9972

Disclaimer

These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively The Company does not undertake to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2019 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

MESSAGE FROM THE CEO

THE FIRST YEAR OF THE IMPLEMENTATION OF A NEW STRATEGY

I am pleased to share the results of a year of hard work, with the implementation of a new strategy for Petrobras, based on a transformational agenda supported by five pillars: maximization of the return on capital employed, reduction in the cost of capital, relentless search for low costs, meritocracy and respect for people and the environment and focus on the safety of operations.

The confidence in the quality of the strategy and in its efficient implementation was widely corroborated by the capital markets. Petrobras’ market capitalization increased by 25%, from US$ 80.9 billion at the end of 2018 to US$ 101.1 billion in December 2019, outperforming the major oil companies in the world.

In less than twelve months - from April 2019 to February 2020 - two secondary public offers for the distribution of Petrobras’ common shares owned by public banks were successfully carried out, totaling almost R$ 30 billion.

Two important aspects should be noted in the latter transaction, of R$ 22 billion: (a) it was carried out amidst a situation of high volatility in stock and oil prices, caused by the shock of the coronavirus on the global economy, and (b) 55,000 individual Brazilian investors bought our shares, which was remarkable for the development of the local capital market.

After years of stagnation, our oil and gas production surpassed the mark of 3 million barrels per day. The average cash lifting cost reached US$ 6.50 per boe in 4Q19, a reduction of US$ 3.0 in relation to the beginning of 2018. Pre-salt operations, with a lifting cost of approximately US$ 3.0 per boe1, played a relevant role in the reduction of the total average cost.

In 2019, our activities generated a net income of US$ 9.3 billion, despite the drop in average oil prices from US$ 71 per barrel in 2018 to US$ 64. We have paid to the governments royalties, taxes and signing bonuses in the total amount of R$ 246 billion, a historical record, which consolidates the company's position as the largest contributor in Brazil.

To support the focus on efficiency and value generation, we created two new executive directorships: (a) Institutional Relations, which is essential in a company such as Petrobras, given our size and level of interactions with governments and public bodies, and (b) Digital Transformation and Innovation.

In a rapidly changing world, digital transformation and the use of artificial intelligence are crucial for Petrobras' future. We are modernizing the information technology infrastructure, with a spike in high performance computing capacity (HPC), which, in 2019, was 3 times 2018’s capacity (9 PFLOPs) and in the end of 2020 will reach 10 times (30 PFLOPs)2. The increase in HPC capacity is necessary to enable the application of more sophisticated algorithms that will provide us with a substantially greater amount of information in exploration and in oil reservoirs.

Portfolio management has resulted in divestments in which we are not natural owners in the amount of US$ 16.3 billion.

We were awarded the best Cross-Border M&A Deal of 2019 by Latin Finance magazine for TAG’s sale transaction, also the largest in Brazil last year.

BR Distribuidora's follow-on transaction was the first privatization of a state-owned company via capital markets in the history of Brazil, carried out in a transparent manner and contributing to the development of the capital markets, which is extremely relevant to economic development. Instead of a company with a single owner, the company emerged with diluted capital among thousands of shareholders, democratizing capitalism.

Divestments of mature fields, in addition to the positive effects for Petrobras due to the asymmetry of perceived value, have been contributing to the construction of a new oil industry in Brazil, with small and middle-sized producers, which invests in the recovery of fields with low productivity and high lifting costs, adding value to regional economies.

The maximization of the return on capital employed also includes discipline in its allocation and investments to create conditions to grow productivity.

Given the contracted credit lines available for immediate use, “revolving credit facilities” totaling US$ 9 billion, we are reducing the minimum cash target to US$ 5.5 billion. The retention of an excessive amount of cash acted as a drag on returns on capital employed.

We have raised the bar for the selection of projects, which will be assessed individually when competing for scarce capital. The selectivity in the allocation of capital was put to the test in the 3 auctions held by the ANP in October and November, when 45 blocks were auctioned off. The company submitted proposals for only five, winning four, C-M-477, Búzios, Itapu and Aram.

We managed to shorten the ramp-up period of the platforms to 9 months on average and when transporting P-70 from China to Rio de Janeiro, we used a dry-tow ship, which reduced travel time from 100 to 45 days. With the use of artificial intelligence, we are developing projects that have the potential to revolutionize oil exploration and project development, substantially reducing the probability of drilling dry wells and the period between discovery and first oil. Such projects will very positively influence the return on capital employed in a not-so-distant future.

[1]	Does not consider platform leasing.
[2]	1 PFLOPS equals the processing capacity of a quadrillion mathematical operations per second.

Petrobras' excellence in innovation was recognized at the Offshore Technology Conference (OTC) Brazil 2019, by the Distinguished Achievement Award for the extended well test of the Libra project. For the 4th time since 1991, our competence was again recognized by the OTC 2020 Houston through the Distinguished Achievement Award for Companies, the main award in the global oil and gas industry, for the set of innovations developed to enable the production of the Búzios field.

Divestments were paramount to help us focus on the assets in which we are the natural owners, allowing for total investment of US$ 27.4 billion, US$ 16.7 billion of which in bonus for the acquisition of the exploration and production rights in the blocks already mentioned. Buzios is very special because it is the largest offshore field discovered worldwide, a true world-class asset with huge reserves, low risk for Petrobras and lifting cost below US$ 4 per barrel.

It is not a matter of discussing whether Petrobras will be bigger or smaller in the future. Our goal is to be much better in the future, the best in value generation in the world. There is no downsizing, we are seeking smartsizing.

As well as enabling the financing of investments with expected high returns, investments and a strong generation of operating cash - record value of R$ 101.7 billion - allowed a reduction of debt by US$ 24 billion. In addition, the efficient liability management exchanged short and high-cost debt for long and lower-cost debt.

The combination of debt reduction and liability management allowed savings of US$ 1.2 billion in interest payments, with a reduction in the average cost of debt to 5.9% per year and an extension of its average tenor to 10.8 years.

We were very pleased to receive the Latin Finance award for the best Corporate Liability Management Program of 2019.

The three main credit risk agencies improved our stand-alone credit rating, which encourages us to continue our efforts to regain the investment-grade rating.

Another focus of our efforts has been the elimination of contingencies and off-balance liabilities. We managed to reduce litigation by R$ 35.5 billion, even after the effects of the monetary adjustments.

Owing to poor management over several years, our employees’ pension fund, Petros, suffered heavy losses, putting at risk the payment of pensions to thousands of people. Greenfield operation investigates the practice of illegal acts in several pension funds, including Petros.

We are working relentlessly to solve Petros' challenges. The pension plan for the employees who joined Petrobras before 2002 presents growing deficits and the attempts to solve this problem in the past have been unsuccessful. We are approving a much more effective equalization plan, which will reduce the impact on employees, and we are proposing a new defined contribution plan with a long-term solution.

Initiatives were launched with a focus on meritocracy, comprising incentives aligned with the interests of shareholders and helping to form a culture of value in the company.

Our Board of Directors approved an effective variable compensation plan with goals based on value generation. Bonuses relative to 2019 will be distributed after the General Shareholders' Meeting. At the same time, an EVA (economic value added) program will be phased in throughout 2020.

Among several efforts to reduce costs, we launched a family of voluntary dismissal programs, with the adhesion up to the end of 2019 of 3,294 employees, of which 995 have already left Petrobras.

Slow processes are an important source of high costs and low productivity. We are addressing this issue by delegating powers to managers, while, of course, keeping high standards of corporate governance and compliance. At the same time, the use of digital transformation begins to generate positive effects in corporate areas, such as the legal department, where we were able to eliminate the issuance of 20,000 documents per year in a first wave, which saves a significant number of man-hours and results in efficiency gains.

We are preparing the future of Petrobras, which relies on people and on the quality of its human capital stock. One of our most relevant tasks is the identification of young talents, promoting them to management positions and preparing them to be the future leaders of the company.

The training program for employees was reformulated to meet long-term strategic demands, with a more careful selection of employees to be trained. At the same time, we eliminate waste, seeking to do much more with less. In addition to the mandatory disciplines required by regulation, we are giving emphasis, for example, on leadership, finance, geosciences, artificial intelligence and mathematical methods.

Likewise, R&D activities in our research center (CENPES), previously focused on meeting regulatory requirements, were redesigned for alignment with the Company’s strategy.

In the social area, our programs are prioritizing investment in the early childhood, for children from 0 to 6 years old, where the social return rate is high, as it creates a powerful channel of economic and social mobility for those born in poor families. In addition, environment, science and sport for children and youth are priorities.

Our efforts were recognized and in 2019 we reached a score of 46.6% on the Corporate Human Rights Benchmark, a result higher than that obtained in 2018, of 17.6%, and also than the average of 29% for companies in the mining and oil sectors.

Petrobras is strongly committed to sustainability. We are a member of the Oil and Gas Climate Initiative (OGCI) and we are prioritizing the decarbonization of our operations, with goals and initiatives to reduce CO2 and methane emissions and to increase carbon capture. The growth in water reuse is also an important concern, as our percentage is still low.

Our E&P operations discharged 17.3 kg of carbon equivalent per barrel of oil, which puts us in second place among the major oil companies in the world, only behind Equinor.

We continue to invest in research for the development of more environmental friendly fuels and in the acquisition of skills so that in the future we can enter the renewable business in a position to win.

Thanks to the quality of our oil, Petrobras is producing bunker oil with the low sulfur content of 0.5% required by the standards of the International Maritime Organization, IMO 2020. This new product helped to increase the utilization factor of our refineries to more than 80% in January, 2020.

Safety is our top priority and, in 2019, we reached the lowest total recordable injuries per million men-hour frequency rate (TRI) level. There were 0.76 accidents / million man-hours, a decrease of 24.7% in relation to 2018, establishing a new landmark for the global oil industry.

Despite this achievement, we will not stop there. We continue to pursue the goal of zero fatalities, and it is with deep regret that we recorded two fatalities in 2019.

We are in a long-horizon industry, where we have the challenge of mitigating the negative effects of the many mistakes made in the past, taking care of the short term and preparing for the coming decades.

Advances have been made, but we are still far from our goals. Petrobras remains one of the most indebted oil company in the world, with gross debt of US$ 87.1 billion, leverage above the oil industry standards and high costs. In addition, the return on capital employed still remains below the cost of capital.

Thus, despite the ongoing strategic initiatives, production records and the very favorable accounting figures we are disclosing today, we cannot relax. There are many challenges ahead of us and, in order to overcome them, we need to continue with our efforts and to count on the talents of our professionals, the true jewel in Petrobras' crown.

Finally, I would like to acknowledge and thank the important role played by our Board of Directors, which has been very supportive throughout this journey.

Highlights of the 2019 result:

•	Adjusted EBITDA was US$ 32.7 billion, an increase of 3.8% in relation to 2018, due to lower production costs and lower contingencies.
•	Net income reached US$ 10.2 billion, mainly reflecting gains with asset sales.
•	The adjusted net debt / LTM Adjusted EBITDA ratio increased to 2.41x, applying the effects of IFRS 16, from 2.20x in 2018. Once these effects were eliminated, the index would have been 1.95x.
•	The remuneration to shareholders in the form of dividends and interest on capital was R$ 10.6 billion, equivalent to R$ 0.73 per common and R$ 0.92 per preferred share in circulation.

Highlights of the 4Q19 result:

•	Adjusted EBITDA was US$ 8.9 billion, an increase of 8.1% in relation to 3Q19, due to lower production costs, Brent appreciation and price improvement of our oil and fuel oil in relation to Brent.
•	Net income reached US$ 2.0 billion, mainly reflecting asset impairment.
•	The adjusted net debt / LTM EBITDA ratio increased to 2.41x from 2.40x in 3Q19, applying the effects of IFRS 16. Once these effects were eliminated, the index would have been 1.95x.
•	The board of Directors approved the remuneration to shareholders in the form of dividends in the amount R$ 1.7 billion to common shareholders and R$ 2.5 million to preferred shareholders.

Main indicators

Table 1 - Main indicators*

						Variation (%)
R$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Sales revenues	81,771	77,051	82,781	302,245	310,255	6.1	(1.2)	(2.6)
Gross profit	37,056	30,006	29,999	122,105	118,687	23.5	23.5	2.9
Operating expenses	(22,057)	(16,149)	(18,932)	(40,951)	(58,142)	(36.6)	(16.5)	29.6
Net Income (Loss) - Petrobras Shareholders	8,153	9,087	2,102	40,137	25,779	(10.3)	287.9	55.7
Recurring Net Income (Loss) - Petrobras shareholders*	12,926	9,973	7,419	36,954	36,767	29.6	74.2	0.5
Net cash provided by operating activities	30,693	32,824	26,108	101,766	95,846	(6.5)	17.6	6.2
Free Cash Flow	23,243	25,718	16,241	73,232	55,450	(9.6)	43.1	32.1
Adjusted EBITDA	36,529	32,582	29,161	129,249	114,852	12.1	25.3	12.5
Recurring Adjusted EBITDA *	37,242	35,132	30,809	134,696	123,150	6.0	20.9	9.4
Gross debt (US$ million)	87,121	89,901	84,360	87,121	84,360	(3.1)	3.3	3.3
Gross debt excluding IFRS 16 (US$ million)	63,260	66,070	84,175	63,260	84,175	(4.3)	(24.9)	(24.9)
Net Debt (US$ million)	78,861	75,419	69,378	78,861	69,378	4.6	13.7	13.7
Net Debt excluding IFRS 16* (US$ million)	55,000	51,588	69,193	55,000	69,193	6.6	(20.5)	(20.5)
Net Debt/LTM Adjusted EBITDA (x)**	2.46	2.58	2.34	2.46	2.34	(4.7)	5.1	5.1
Net Debt/LTM Adjusted EBITDA excluding IFRS 16 (x)**	1.99	1.96	2.34	1.99	2.34	1.5	(15.0)	(15.0)
Average Selling Dollar	4.12	3.97	3.81	3.95	3.65	3.8	8.1	8.2
Brent crude (US$/bbl)	63.25	61.94	67.76	64.30	71.04	2.1	(6.7)	(9.5)
Crude Oil sales price (US$/bbl)	63.00	58.10	66.71	61.25	66.66	8.4	(5.6)	(8.1)
Domestic basic oil products price (R$/bbl)	308.56	289.78	312.35	296.01	299.70	6.5	(1.2)	(1.2)
TRI (toral recordable injuries per million men-hour frequency rate)	0.76	0.75	1.01	0.76	1.01	1.3	(24.8)	(24.8)
ROCE Adjusted excluding IFRS 16 -%	8.22	7.42	8.54	8.22	8.54	10.78	(3.75)	(3.75)

** See reconciliation of Net income and Recurring Adjusted EBITDA and IFRS 16 effects in the Non-recurring Items section. See IFRS effects in Adoption of IFRS 16 section.
** Ratio calculated based on Brazilian reais numbers.

Consolidat4ed Result

Table 2 - Net revenues by product

						Variation (%)
R$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Diesel	23,086	23,930	23,769	90,770	86,401	(3.5)	(2.9)	5.1
Diesel subsidy	–	–	2,002	–	5,461	–	(100.0)	–
Gasoline	10,367	9,308	10,491	38,710	42,706	11.4	(1.2)	(9.4)
Liquefied petroleum gas (LPG)	4,051	4,267	4,241	16,400	16,380	(5.1)	(4.5)	0.1
Aviation Kerosene (QAV)	4,033	3,684	4,506	15,113	15,430	9.5	(10.5)	(2.1)
Naphtha	1,738	1,395	2,480	6,579	9,017	24.6	(29.9)	(27.0)
Fuel oil (including bunker)	1,047	900	1,138	4,038	4,541	16.3	(8.0)	(11.1)
Other petroleum products	3,406	3,634	3,662	13,453	13,809	(6.3)	(7.0)	(2.6)
Subtotal Oil Products	47,728	47,118	52,289	185,063	193,745	1.3	(8.7)	(4.5)
Natural gas	6,152	5,956	5,590	23,379	19,904	3.3	10.1	17.5
Renewable and nitrogenous	177	241	375	960	1,343	(26.6)	(52.8)	(28.5)
Revenues from non-exercized rights*	564	691	1,033	2,539	2,470	(18.4)	(45.4)	2.8
Electricity	1,597	1,090	760	5,196	7,549	46.5	110.1	(31.2)
Services, agency and others	962	791	1,259	3,692	4,916	21.6	(23.6)	(24.9)
Total domestic market	57,180	55,887	61,306	220,829	229,927	2.3	(6.7)	(4.0)
Exports of petroleum, oil products and others	22,368	19,271	15,598	71,612	56,111	16.1	43.4	27.6
International Sales	2,223	1,893	5,877	9,804	24,217	17.4	(62.2)	(59.5)
Total external market	24,591	21,164	21,475	81,416	80,328	16.2	14.5	1.4
Total	81,771	77,051	82,781	302,245	310,255	6.1	(1.2)	(2.6)

Net revenues reduced 2.6% in 2019, despite higher volumes of oil and oil products exports and the increase in natural gas revenues, mainly due to the fall of 2% in Brent prices in Reais, to lower volumes of oil product sales, at lower prices, chiefly gasoline and naphtha. There was also a decrease in revenues by international units, as a result of divestments in the United States (E&P assets and Pasadena refinery) and of the distribution company in Paraguay.

In 4Q19, we exported higher volumes of oil and fuel oil with low sulphur content, higher Brent prices, also reflecting the benefits of IMO 2020, which led to an appreciation of those products. In addition, there were higher oil products prices, with highlights to gasoline and diesel, which were offset by lower volumes in the domestic market, mainly of diesel, due to market share losses and seasonality. Electricity revenues were up because of higher volumes and prices. Naphtha revenues grew because of higher volumes and prices.

The record oil production of 3,025 million barrels of oil equivalent per day (MMboed) in 4Q19 was not totally translated into revenues as 7.5 million barrels of oil were, at the quarter’s end, remained as inventories, being registered as ongoing exports.

In terms of revenues breakdown, diesel remains the most relevant product, accounting for 48% of domestic sales, followed by gasoline, which represents 22% of sales, both in line with the previous quarter.

* Revenue arising from rights not exercised by customers in certain contracts with take or pay e ship or pay clauses.

Regarding sales to the foreign market, we have the following distribution of export destinations:

Table 3 – Crude oil exports

Country	4Q19	3Q19	2019
China	68%	64%	71%
USA	8%	13%	10%
Chile	4%	6%	5%
India	3%	4%	4%
Others	16%	15%	10%

Table 4 – Oil products exports

Country	4Q19	3Q19	2019
Singapore	54%	31%	39%
USA	20%	50%	38%
Netherlands	0%	4%	3%
China	0%	1%	1%
Others	26%	14%	18%

China remains the main destination for our oil exports, followed by the USA and Chile. As to exports of oil products, there was strong growth to Singapore to the detriment of the United States in 4Q19.

Table 5 - Cost of goods sold

						Variation (%)
R$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Operations in Brazil	(43,405)	(45,611)	(47,661)	(172,237)	(171,136)	(4.8)	(8.9)	0.6
Purchases	(13,739)	(13,591)	(15,083)	(51,403)	(45,202)	1.1	(8.9)	13.7
Oil imports	(5,085)	(5,735)	(6,455)	(21,188)	(17,165)	(11.3)	(21.2)	23.4
Oil products imports	(4,707)	(4,540)	(7,225)	(17,010)	(17,388)	3.7	(34.9)	(2.2)
Natural gas imports	(3,947)	(3,316)	(1,403)	(13,205)	(10,649)	19.0	181.3	24.0
Production	(27,898)	(30,011)	(26,995)	(114,021)	(114,621)	(7.0)	3.3	(0.5)
Oil	(21,207)	(23,557)	(20,139)	(88,131)	(86,422)	(10.0)	5.3	2.0
Government Participation	(7,985)	(8,421)	(10,288)	(33,692)	(35,148)	(5.2)	(22.4)	(4.1)
Others costs	(13,222)	(15,136)	(9,851)	(54,440)	(51,274)	(12.6)	34.2	6.2
Oil products	(3,690)	(3,833)	(3,214)	(14,789)	(15,114)	(3.7)	14.8	(2.1)
Natural gas	(3,001)	(2,622)	(3,642)	(11,100)	(13,085)	14.5	(17.6)	(15.2)
Government Participation	(665)	(613)	(956)	(2,754)	(3,275)	8.6	(30.4)	(15.9)
Others costs	(2,336)	(2,009)	(2,687)	(8,346)	(9,810)	16.3	(13.0)	(14.9)
Services rendered, electricity, renewable, nitrogenous and others	(1,768)	(2,009)	(5,583)	(6,813)	(11,313)	(12.0)	(68.3)	(39.8)
Operations abroad	(1,310)	(1,434)	(5,121)	(7,903)	(20,432)	(8.6)	(74.4)	(61.3)
Total	(44,715)	(47,045)	(52,782)	(180,140)	(191,568)	(5.0)	(15.3)	(6.0)

In 2019, despite the slight drop in Brent prices in Reais, we managed to reduce the cost of goods sold in 6%, when compared to 2018, due to (a) lower production costs of natural gas and oil products, (b) reduction in costs with operations abroad, reflecting divestments of several assets, and (c) lower electricity generation, with lower prices. On the other hand, costs with oil and gas imports increased due to higher volumes.

Cost of goods sold totaled R$ 44.7 billion in 4Q19, a 5% reduction compared to 3Q19, even with the increase in Brent prices. This drop is evidenced by the lower lifting cost in the quarter, which was reduced by 15%, to US$ 8.22/boe, as a result of the increase of pre-salt in the production mix. In addition, inventory built at lower prices in the previous quarter was realized in 4Q19, with a positive effect of R$ 2.2 billion, and there was a lower share of imported oil in the throughput.

On the other hand, there was an increase in government take, as a result of higher production volumes.

Table 6 - Operating expenses

						Variation (%)
R$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Sales, General and Administrative Expenses	(7,744)	(6,980)	(3,571)	(26,114)	(22,084)	10.9	116.9	18.2
Sales	(5,709)	(4,968)	(1,404)	(17,746)	(13,938)	14.9	306.6	27.3
Materials, services, rentals and other	(4,901)	(4,160)	(4,259)	(14,549)	(12,608)	17.8	15.1	15.4
Depreciation, depletion and amortization	(550)	(542)	(111)	(2,160)	(518)	1.5	395.5	317.0
Expected credit losses	(55)	(34)	3,165	(192)	(63)	61.8	(101.7)	204.8
Personnel expenses	(203)	(232)	(199)	(845)	(749)	(12.5)	2.0	12.8
General and administrative	(2,035)	(2,012)	(2,167)	(8,368)	(8,146)	1.1	(6.1)	2.7
Personnel expenses	(1,432)	(1,393)	(1,605)	(5,621)	(5,473)	2.8	(10.8)	2.7
Materials, services, rentals and other	(464)	(480)	(471)	(2,119)	(2,267)	(3.3)	(1.5)	(6.5)
Depreciation, depletion and amortization	(139)	(139)	(91)	(628)	(406)	–	52.7	54.7
Exploratory costs for gas oil extraction	(1,873)	(276)	(466)	(3,197)	(1,904)	578.6	301.9	67.9
Costs with research and technological development	(599)	(578)	(633)	(2,268)	(2,345)	3.6	(5.4)	(3.3)
Taxes	(1,312)	(560)	(1,102)	(2,484)	(2,475)	134.3	19.1	0.4
Impairment of assets	(9,139)	(2,410)	(6,307)	(11,630)	(7,689)	279.2	44.9	51.3
Other (expenses) revenues	(1,390)	(5,345)	(6,853)	4,742	(21,645)	(74.0)	(79.7)	(121.9)
Total	(22,057)	(16,149)	(18,932)	(40,951)	(58,142)	37	17	(30)

Operating expenses reduced significantly in 2019 due to the gains with divestments in the amount of R$ 25.7 billion, mainly related to TAG and E&P assets. On the other hand, there were higher impairment charges, mainly in 4Q19, and higher selling expenses, due to the payment of tariffs for the use of TAG gas pipelines of approximately R$ 3 billion and higher logistic costs for exports associated with the stronger freight market and increase in export volumes, as well as depreciation of Real versus US$ dollar. The increase in the general and administrative expenses line was due to internal expense reclassifications. Excluding this effect, such expenses would have fallen by approximately R$ 100 million.

Selling, general and administrative expenses totaled R$ 7.7 billion in 4Q19, an increase of 10.9% over 3Q19, mainly due to the higher logistics expenses associated with the stronger freight market and the increase in export volumes, as well as depreciation of Real versus US$ dollar.

Exploration costs for oil and gas in 4Q19 were R$ 1.9 billion, due to higher expenses with non-commercial wells and to the acquisition of regional seismic data to support the assessment of new areas.  Tax expenses increased due to the adhesion to State Amnesties programs

Impairment expenses, usually concentrated in the last quarter, increased 279.2% mainly as a consequence of the revision of assumptions on new Strategic Plan, as well as the postponement of the investments in the 2nd train of RNEST and the cancellation of the fertilizer unit (UFN III). On February 10th, we reinitiated the sale process for UFN III.

On the other hand, other expenses reduced mainly due to gains in the asset sales and lower contingencies.

The following is a breakdown of impairments recognized in the quarter:

Table 7 – Impairment

Consolidated - US$ million
Assets by nature	Impairment	Details
E&P producing fields	(6.590)	Revision of Brent assumptions in the new Strategic Plan
RNEST – 2nd train	(2.199)	Postponement of the beginning of operations on the 2nd train
UFN III	(824)	Full impairment of the asset
PO&G	(366)	Closing of the sale with price adjustment
Vitoria 10,000 drillship	(194)	Sale conclusion on January, 2020
Thermoelectric plant Termocamaçari	(101)	Mothballing of the plant
Transpetro’s fleet of vessels	425	Improvement in the freight market
E&P fields – under sale	365	Signing of Pampo & Anchova, Frade and Maromba sales with reversion of impairment
Comperj	206	Comperj’s units will start to render services to the gas processing plant
Termobahia	157	Revision of Brent assumptions in the new Strategic Plan
Other	(4)
Total	(9.139)

In 4Q19, the assets linked to the E&P segment showed losses as a result of the significant reduction in the prices of oil and natural gas projected for the 2020-2024 horizon and the consequent increase in the provision for the dismantling of areas. The losses are largely linked to the Papa-Terra field, Uruguá cluster (Uruguá and Tambaú fields) and CVIT cluster (Golfinho and Canapú fields).

In relation to RNEST, the forecast for the beginning of operations of the second train has been pushed back for more than 3 years, affecting the present value of the asset.

UFN III had a 100% impairment charge due to the absence of the company's intention to complete the project and the lack of firm offers to buy the asset. In February, 2020 we launched a new sale process of this asset.

However, there were several impairment reversals especially for the Transpetro ships, the E&P fields held for sale (Pampo & Anchova, Frade and Maromba), for which the amounts to be received exceed book values, and the gas processing plant at Comperj, which will use the utilities, becoming a service provider and thus having cash inflows.

Adjusted EBITDA

2019 Adjusted EBITDA reached R$ 129.2 billion, 12% higher than 2018 due to the reduction in production costs (R$ 11.4 billion) and lower contingencies (R$ 2.5 billion) and the adoption of IRFS16 (R$ 17.2 billion). This positive result was partially offset by the sharp reduction in Brent prices and higher abandonment (R$ 3 billion) and selling expenses (R$ 3.8 million), besides the reduction of margins for oil products.

In 4Q19, Adjusted EBITDA reached R$ 36.5 billion, an increase of 12% in relation to 3Q19, reflecting the improvement in operating performance and margins due to: (i) lower production costs (ii) price improvement of our oil and fuel oil in relation to Brent and (iii) improvement in Brent prices.  This result was offset by lower margins for diesel, gasoline and LPG, higher exploration costs and higher tax expenses due to the adhesion to State Amnesties programs.*

The increase in Adjusted Ebitda / boe in 4Q19, relative to 3Q19, reflects the good production performance, with the increase of pre-salt in the production mix, with lower lifting costs, due to the of the ramp-up of new systems in the Lula and Búzios fields.

On a long-term view, we observed a significant increase, mainly reflecting the good performance and greater cost efficiency of the pre-salt, which represented 59% of oil production in Brazil in 2019.

* ratio calculated using economic production of 2.39 MMboed, 86% of total production.

The increase in Adjusted EBITDA/bbl in Refining in 4Q19 reflects higher refining margins due to the IMO 2020. In addition, there was a positive inventory turnover effect in the quarter, due to the quarterly increase in oil prices.

Table 8 - Financial results

						Variation (%)
R$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Financial income	1,655	1,344	1,795	5,271	8,713	23.1	(7.8)	(39.5)
Revenue from financial investments and government securities	655	636	538	2,212	2,051	3.0	21.7	7.8
Negative goodwill on the repurchase of debt securities	–	7	82	19	1,190	(100.0)	(100.0)	(98.4)
Gains from signed agreements (electric sector)	–	(4)	572	310	2,640	100.0	(100.0)	(88.3)
Others	1,000	705	603	2,730	2,832	41.8	65.8	(3.6)
Financial expenses	(5,320)	(9,623)	(4,844)	(27,878)	(20,479)	44.7	(9.8)	(36.1)
Expenses with financing	(4,180)	(5,094)	(5,182)	(19,060)	(21,528)	17.9	19.3	11.5
Expenses with merchant leases - IFRS 16*	(1,483)	(1,464)	(8)	(5,973)	(36)	(1.3)	(18437.5)	(16491.7)
Goodwill on repurchase of debt securities	(45)	(2,641)	(172)	(3,380)	(2,205)	98.3	73.8	(53.3)
Capitalized financial charges	1,338	1,248	1,638	5,250	6,584	7.2	(18.3)	(20.3)
Financial update of dismantling provision	(781)	(770)	(579)	(3,128)	(2,366)	(1.4)	(34.9)	(32.2)
Others	(169)	(902)	(541)	(1,587)	(928)	81.3	68.8	(71.0)
Monetary and exchange variations, net	(2,925)	(2,595)	(4,108)	(11,852)	(11,732)	(12.7)	28.8	(1.0)
Exchange rate variations	587	23	(822)	(253)	(307)	2452.2	171.4	17.6
Reclassification of hedge accounting	(3,688)	(2,962)	(3,448)	(12,397)	(12,121)	(24.5)	(7.0)	(2.3)
Others	176	344	162	798	696	(48.8)	8.6	14.7
Total	(6,590)	(10,874)	(7,157)	(34,459)	(23,498)	39.4	7.9	(46.6)

* Since 2019, the Company adopted the IFRS 16 prospectively and brought impacts in depreciation. For more information, see financial results report, footnote 3.1, and Adoption of IFRS 16 section.

In 2019 we were very active in liability management, strongly accessing the international capital markets, with the repurchase of R$ 39.1 billion in debt securities. This movement, essential for the continuous debt reduction, resulted in a R$ 3,378 million premium paid to bondholders. Lease expenses also increased substantially due to the introduction of IFRS16 in 2019. This big debt reduction effort resulted in a 11.5% decrease of interest on finance debt in, from R$ 20.6 billion in 2018 to R$ 17.6 billion in 2019.

In 4Q19, financial expenses improved 39% as a consequence of the lower level of bond repurchases in the period. Interest on finance debt continued to decrease as a result of the continuous debt reduction.

Net income attributable to Petrobras’ shareholders

Net income in 2019 reached R$ 40.1 billion, a 56% increase compared to 2018, mainly as a result of capital gains on divestments (mainly TAG, BR Distribuidora and E&P assets), partially offset by higher financial expenses associated with liability management, higher impairments and lower Brent prices.

In 4Q19, net income decreased 10% to R$ 8.2 billion, mainly due to the capital gain of R$ 13.9 billion with the sale of BR Distribuidora in the 3Q19 and higher impairments. On the other hand, there were improvement of oil margins, lower financial expenses and capital gains on the sale of E&P assets.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

In 2019, net income and adjusted EBITDA excluding the impact of non-recurring items were R$ 37.0 billion and R$ 134.7 billion, respectively.

In 4Q19, net income and adjusted EBITDA excluding the impact of non-recurring items were R$ 12.9 billion and R$ 37.2 billion, respectively. On net income, non-recurring items totaled R$ 7.6 billion before taxes, especially impairment (R$ 9.1 billion). On Adjusted EBITDA, non-recurring items totaled R$ 713 million.

Special Items

Table 9 - Special itens

						Variation (%)
R$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Net profit	8,538	8,840	2,978	40,970	26,698	(3.4)	186.7	53.5
Non-recurring items	(7,585)	1,500	(8,056)	9,328	(14,827)	(605.7)	5.8	162.9
Non-recurring items that do not affect Adjusted EBITDA	(6,872)	4,050	(6,407)	14,775	(6,529)	(269.7)	(7.3)	326.3
Impairment of assets and investments	(9,148)	(2,403)	(6,432)	(11,646)	(7,582)	(280.7)	(42.2)	(53.6)
Realization of cumulative translation adjustments - CTA	–	–	–	(127)	–	-	-	-
Income from disposal and disposal of assets	2,554	(645)	(774)	23,798	1,073	496.0	430.0	2,117.9
Gain from BR Distribuidora's follow on	–	13,948	–	13,948	–	-	-	-
Effect of exchange variation on relevant contingencies in foreign currency	–	(561)	317	(476)	(1,646)	(100.0)	(100.0)	71.1
Agreements signed for the electricity sector*	–	(4)	572	310	2,640	(100.0)	(100.0)	(88.3)
Losses on prepayment of electricity sector receivables	–	(509)	–	(509)	–	-	-	-
Write-off of deferred tax assets	(235)	(3,142)	–	(7,164)	–	92.5	–	–
(Losses) / Gains on repurchase of debt securities	(43)	(2,634)	(90)	(3,359)	(1,014)	98.4	52.2	(231.3)
Other non-recurring items	(713)	(2,550)	(1,649)	(5,447)	(8,298)	72.0	56.8	34.4
PIDV	(187)	(269)	1	(791)	8	30.5	(18,800.0)	(9,987.5)
Careers and remuneration plan	(1)	(1)	(16)	(7)	(1,156)	–	93.8	99.4
Reimbursement of values - Operation Lava Jet	119	446	65	874	1,801	(73.3)	83.1	(51.5)
Result related to the dismantling of areas	(633)	(4)	2,366	(637)	2,365	(15,725.0)	(126.8)	(126.9)
State Amnesties Programs	(909)	–	(417)	(909)	(888)	–	(118.0)	(2.4)
Expected credit losses related to the electricity sector	–	3	2,406	(62)	(863)	(100.0)	(100.0)	92.8
(Losses) / Gains with contingencies	990	(2,854)	(4,990)	(3,918)	(8,787)	134.7	119.8	55.4
Equalization of expenses - AIP	(92)	129	(1,064)	3	(1,064)	(171.3)	91.4	100.3
Revenue with a contractual penalty for the non-liquidation of the sale of Liquigás	–	–	–	–	286	-	-	(100.0)
Net effect of special items on IR / CSLL	2,812	(2,386)	2,739	(6,145)	3,839	217.9	2.7	(260.1)
Recurring Net Income	13,311	9,726	8,295	37,787	37,686	36.9	60.5	0.3
Petrobras Shareholders - continuing operations	12,926	9,973	7,419	36,954	36,767	29.6	74.2	0.5
Non-controlling shareholders - continuing operations	385	(247)	876	833	919	255.9	(56.1)	(9.4)
IFRS 16 effects	(523)	(920)	–	(2,842)	–	43.2	-	-

Adjusted EBITDA	36,529	32,582	29,160	129,249	114,852	12.1	25.3	12.5
Non-recurring Items	(713)	(2,550)	(1,649)	(5,447)	(8,298)	72.0	56.8	34.4
Recurring Adjusted EBITDA	37,242	35,132	30,809	134,696	123,150	6.0	20.9	9.4
IFRS 16 effects	5,240	3,769	–	17,211	–	39.0	–	–

In Management's judgment, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant. In 3Q19, the write-off of deferred tax assets and goodwill / negative goodwill on debt securities repurchases were classified as non-recurring items, resulting in reclassifications in the comparative period results.

* Registered in Financial results.

Adoption of IFRS 16

The table below shows the impacts on the main lines of the Balance Sheet, Income Statement and Cash Flow.

Table 10 – Effects of the adoption of IFRS 16

R$ million	Disclosed on 12.31.2019	Effects of the adoption of IFRS 16	Balance without effects of IFRS 16 at 12.31.2019

Balance Sheet
Assets	926,011	90,658	835,353
Liabilities and equity	926,011	90,658	835,353

Statement of Income
Gross profit	122,105	892	121,213
Operational expenses	(40,951)	774	(41,725)
Operating income (loss)	81,154	1,666	79,488
Net financial result	(34,459)	(5,973)	(28,486)
Results in equity-accounted investments	547	–	547
Income (loss) before taxes	47,242	(4,307)	51,549
Income tax and social contribution	(16,400)	1,464	(17,864)
Net income (loss) from continuing operations	30,842	(2,843)	33,685
Net income (loss) from discontinued operations	10,128	–	10,128
Net income (loss)	40,970	(2,843)	43,813

Statement of Cash Flow
Net cash provided by operating activities	101,766	15,691	86,075
Net cash provided by (used in) investing activities	(7,952)	4,970	(12,922)
Net cash used in financing activities	(126,336)	(20,661)	(105,675)
Cash and cash equivalents at end of period	29,729	–	29,729

Net debt	317,867	95,464	222,403
Adjusted EBITDA	129,249	17,211	112,038
Net Debt / LTM Adjusted EBITDA	2.46	0.47	1.99

The adoption of IFRS 16 does not change Petrobras' deleveraging strategy, as we maintained the goal of reducing the net debt / adjusted EBITDA ratio to 1.5x by 2020.

Investments

Investment amounts (Capex) encompass acquisition of property, plant and equipment, including expenses with leasing, intangible assets, investments in subsidiaries and affiliates, expenses with geology and geophysics, expenses with research and development and pre-operating expenses. For the Capex presented in this report session, the international accounting standard IFRS16 - Leasing is not applicable.

Table 11 - Investments by segment

						Variation (%)
US$ millions	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Exploration and Production	2,394	1,924	2,682	8,410	10,760	24	(11)	(22)
Refining	444	464	375	1,463	1,107	(4)	18	32
Gas and Power	217	169	152	543	433	29	43	25
Others	113	75	99	328	307	50.6	13.7	6.8
Total - ex Bonus	3,168	2,632	3,308	10,743	12,607	20	(4)	(15)
Signing Bonus	16,671		18	16,671	832
Total - including bonus	19,838	2,632	3,326	27,413	13,439	654	496	104

In 2019, we reached US$ 27.4 billion in investments, US$ 10.7 billion of which without signing bonuses, in line with the target of US$ 10 to 11 billion, disclosed in 2Q19.

Investments in 4Q19 totaled US$ 3.2 billion. Investments in E&P were 24% up on 4Q19 mainly due to higher expenses in the construction of exploratory wells. On the Gas and Power segment, the quarterly increase relates to the execution of stoppages in thermal plants and gas processing units, which had been postponed. Approximately 70% of investments corresponds to capital investments.

Capital investments are those whose main objective is to increase the capacity of existing assets, implement new production, offloading and storage assets, increase efficiency or profitability of the asset and implement essential infrastructure to enable other capital investment projects. They include acquisitions of assets/companies and investments in exploratory activities.

On the other hand, the objective of current investments is to maintain the operation of existing assets (i.e., they do not aim at increasing the capacity of facilities), restoring capacity, in addition to investments in infrastructure whose implementation is not essential to enable another capital investment project.

In 4Q19, investments in Exploration and Production totaled US$ 2.4 billion, with approximately 80% of which in capital investments. Investments were mainly concentrated: (i) in the production development of Santos Basin pre-salt (US$ 1.2 billion); (ii) new projects in mature fields (US$ 0.2 billion); and (iii) exploratory investments in the pre-salt (US$ 0.2 billion).

In 4Q19, US$ 16.7 billion were invested in the acquisition bonuses of the Búzios and Itapu fields (bidding round for the Transfer of Rights surplus), the C-M-477 block (16th bidding round in the Concession Regime), and the Aram block (6th round PSC). The bonus payment was effected on the same date that Petrobras received US$ 9 billion in reimbursement for the revision of the Transfer of Rights contract.

In the Refining segment, investments totaled US$ 0.4 billion in 4Q19, approximately 20% of which were capital investments. Investments in the Gas and Power segment totaled US$ 0.2 billion in 4Q19, approximately 60% of which were capital investments

The following table presents the main information on the new oil and gas production systems.

Table 12 – Main Projects

Project	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX 20-24 Petrobras US$ bi	Petrobras Share	Status
Atapu 1 P-70 (Owned unit)	2020	150,000	1.7	3.9	89.3%	Project in execution phase with the platform’s physical completion above 98%. 10 wells drilled and 3 completed.
Sépia 1 FPSO Carioca (Owned unit)	2021	180,000	0.3	3.1	97.6%	Project in execution phase with the platform’s physical completion above 80%. 5 wells drilled and 3 completed.
Mero 1 FPSO Guanabara (Chartered unit)	2021	180,000	0.1	1.1	40.0%	Project in execution phase with the platform’s physical completion above 80%. 5 wells drilled and 1 completed.
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2022	150,000	0.1	3.0	100%	Project in execution phase with the platform’s physical completion above 10% and 1 well drilled.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2022	80,000	0.04	2.3	100%	Project in execution phase, letter of intent signed for charter of the platform in October 2019.
Marlim 2 FPSO Ana Néri (Chartered unit)	2023	70,000	0.01	1.8	100%	Project in execution phase. Letter of intent signed for platform chartering in October 2019.
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.01	1.1	40%	Project in execution phase with the platform’s physical completion above 10%. 4 wells drilled and 2 completed.

Portfolio Management

Improvements in capital allocation are being implemented through portfolio management, with divestments of assets with low returns on capital employed. In 2019, we managed to make significant divestments, with signed and completed transactions contributing to a total of US$16.3 billion, including transactions signed in 2018 and completed in 2019 (with cash inflow of US$ 14.7 billion as detailed below). The main assets divested during the year were TAG gas pipelines, BR Distribuidora and Tartaruga Verde field.

In 4Q19, we concluded the sale of Tartaruga Verde field, Pargo cluster, onshore fields in Rio Grande do Norte and, in January 2020, PO&G BV, which, together with the cash inflows relative to the signing of the Frade field, resulted in a cash inflow of US$ 1.75 billion in the period. We also signed the sale of Liquigás, in the amount of US$ 879 million.

Table 13 – Signed transactions

Asset	Transaction amount (US$ million)	Amounts received in 2019 and 2020 (US$ million)
Maromba field	90	20
Pasadena refinery	562	467
TAG	8,722	8,722
Tartaruga Verde field	1,294	950
Onshore fields - RN	384	295
BR Distribuidora	2,553	2,553
Pampo and Enchova cluster	851	53
Baúna field	665	50
Macau Cluster	191	48
Belém Bioenergia Brasil	6	0
Ponta do Mel e Redonda	7	0
Lagoa Parda cluster	9	1
Frade Field	100	7.5
Liquigás	879	0
Pargo cluster	Signed in 2018	324
Distribution in Paraguai	Signed in 2018	381
PO&G BV	Signed in 2018	806
Total value	16,313	14,678

In addition, we have the following divestments in our portfolio, as well as several other projects, approved in the new Strategic Plan 2020-2024, undergoing structuring phase, with teasers to be launched soon. The ones to highlight are the sale of gas transportation and distribution, offshore gas pipelines and thermal power plants.

Table 14 – Assets in divestment process

Teaser / Non-binding phase	Binding phase
TAG (10%)	Mega
Mangue Seco 1 and 2	Refineries (RNEST, RLAM, REPAR, REFAP, REGAP, REMAN, LUBNOR e SIX)
Golfinho & Camarupim Cluster (ES)	Uruguay assets (PUDSA)
Papa-Terra field (RJ)	Deep-water fields (SE-AL Basin)
Exploratory concessions (PA-MA, RS)	Onshore fields (AM, CE, SE, BA and ES)
Shallow water fields (ES and RJ)
Exploratory concessions (ES)

Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

Liquidity and Capital Resources

Table 15 - Liquidity and Capital Resources

R$ million	4Q19	3Q19	4Q19	2019	2018
Adjusted cash and cash equivalents at the beginning of period	60,309	68,393	60,967	58,052	80,731
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(5,427)	(2,456)	(4,164)	(4,198)	(6,237)
Cash and cash equivalents at the beginning of period	54,882	65,937	56,803	53,854	74,494
Cash generation from operting activities	30,693	32,824	26,108	101,766	95,846
Continuing operating activities	30,693	32,558	24,005	100,542	92,518
Operating Activities of Discontinued Operations	–	266	2,103	1,224	3,328
Resources used in investing activities	(31,937)	(2,551)	(5,557)	(7,952)	(17,788)
Continuing operations investing activities	(31,937)	(9,945)	(5,377)	(15,148)	(17,592)
Investments in business areas	(7,450)	(7,106)	(9,867)	(28,534)	(40,396)
Signature Bonus	(5,478)	–	(70)	(5,505)	(3,322)
Bidding for oil surplus of Transfer of rights agreement	(63,141)	–	–	(63,141)	–
Asset sales receipt (divestments)	5,364	(3)	3,335	41,049	20,216
Reimbursement of Transfer of rights agreement	34,414	–	–	34,414	–
Dividends Received	2,470	79	1,092	5,732	3,634
Investments in securities	1,884	(2,915)	133	837	2,276
Investment activities of discontinued operations	–	7,394	(180)	7,196	(196)
(=) Cash From Operating and Investing Activities	(1,244)	30,273	20,551	93,814	78,058
Net resources used for financing activities of continuing activities	(26,255)	(48,330)	(21,294)	(124,354)	(106,482)
Net Financing	(17,224)	(41,844)	(20,420)	(95,557)	(103,935)
Proceeds from long-term financing	11,257	17	7,611	29,156	37,057
Amortizations	(28,481)	(41,861)	(28,031)	(124,713)	(140,992)
Amortizations of leasing	(6,523)	(5,494)	–	(20,660)	–
Dividends paid to Petrobras shareholders	(2,360)	(1,184)	(1,178)	(7,488)	(2,368)
Dividends paid to non-controlling shareholders	(201)	(12)	(42)	(550)	(376)
Non-controlling interest	53	204	346	(99)	197
Financing activities of discontinued operations	–	(50)	(366)	(1,982)	(558)
Net funds generated (used) by financing activities	(26,255)	(48,380)	(21,660)	(126,336)	(107,040)
Exchange rate effect on cash and cash equivalents	2,346	7,052	(1,840)	8,397	8,342
Cash and cash equivalents at end of period	29,729	54,882	53,854	29,729	53,854
Federal government bonds and time deposits over 3 months at period end	3,580	5,427	4,198	3,580	4,198
Adjusted cash at end of period	33,309	60,309	58,052	33,309	58,052
Free Cash Flow Reconciliation
Cash generation from operating activities	30,693	32,824	26,108	101,766	95,846
Investments in business areas	(7,450)	(7,106)	(9,867)	(28,534)	(40,396)
Free cash flow*	23,243	25,718	16,241	73,232	55,450

As of December 31st, 2019, cash and cash equivalents totaled R$ 29.7 billion and adjusted cash and cash equivalents totaled R$ 33.3 billion. Our goal is to reach a minimum cash of US$ 5.5 billion.

In 4Q19, inflow of funds from net cash provided by operating activities totaled R$ 30.7 billion, which, alongside cash inflows related to divestments of R$ 5.4 billion and cash and cash equivalents, were used (i) to pay the signature bonus of the Transfer of Rights Surplus auction, in the net amount of R$ 28.7 billion, (ii) to prepay debt and amortize principal and interest due in the period (R$ 28.5 billion) and (iii) as capex in the business areas (R$ 7.5 billion).

Net cash provided by operating activities dropped 8% in the quarter, mainly due to increase in inventories and accounts receivable in the amount of R$ 3.8 billion.

In 2019, the Company settled several loans and financial debt, in the amount of R$ 124.7 billion, with the following highlights : (i) R$ 39.0 billion (US$ 10 billion) relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bondholders amounting to R$ 3.4 billion; (ii) pre-payment of banking loans in the domestic and international market totaling R$ 53.3 billion (US$ 13.5 billion); and (iii) pre-payment of R$ 2.2 billion with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

In 4Q19 we repaid R$ 28.5 billion in loans and financial debt, the most relevant being the prepayment of R$ 20.6 billion of the China Development Bank loan. We raised R$11.2 billion and the most noteworthy transaction was the issuance of debentures in Brazil, in the amount of R$ 3 billion.

EBITDA x OCF x FCF x FCFE reconciliation

Adjusted EBITDA reached R$ 36.5 billion in 4Q19, 12%, above 3Q19. Operating cash flow plus divestments during the year enabled the acquisition of new acreage and debt prepayment. The line showing the balance of the signing bonus includes the payment of R$ 63.1 billion related to Transfer of Rights, offset by the receipt of R$ 34.4 billion related to the revision of the original contract, besides participation in other bids.

Debt

Our commitment to deleveraging generated significant results in 2019. The inflow of divestment resources led to a 25% fall in gross debt as of December 31st, 2019, reaching US$ 63 billion without the effects of IFRS16. Inlcuding IFRS16 which added US$ 23.9 billion to our debt, we managed to have a gross debt of US$ 87 billion, roughly in line with the amount in December 31, 2018, which did not include leases.

In 4Q19, even with the strong cash outflow due to the payment of the signing bonus of the ToR surplus auction, we still managed to reduce gross debt by 4%.

In addition, liability management helped to increase the average maturity from 9.14 years in December 31st, 2018 and 10.42 years in September 30th, 2019 to 10.80 years in December 31st, 2019, while, in the same periods, leverage reduced from 46% and 45% to 44%. Average interest rate reduced from 6.1% on December 31st,  2018 to 5.9% in September 30th and remained in the same level on December 31st, 2019.

Net debt increased 4.6% due to the use of cash to pay the signing bonus of the ToR surplus auction in December, 2019.

Deleveraging is a priority for Petrobras. Our goal is to reduce the Net Debt/Adjusted LTM EBITDA ratio to 1.5x by 2020, considering the effects of IFRS 16. At December 31, 2019, the Net Debt/Adjusted LTM EBITDA ratio was 2.41x considering the effects of IFRS 16, an increase from 2.40x at September 30th, 2019. Excluding the effects of the IFRS16, the Net Debt/Adjusted LTM EBITDA ratio reduced from 1.96x to 1.95x in the same period.

Table 16 – Debt indicators

US$ millions	12.31.19	09.30.2019	Δ %	12.31.18
Gross Debt (without IFRS16)	63,260	66,070	(4.3)	84,175
Banking Market	35,944	34,815	3.2	42,947
Capital Markets	21,877	25,249	(13.4)	33,700
Development banks	1,967	1,950	0.9	3,387
Export Credit Agencies	3,233	3,812	(15.2)	3,881
Related parties	–	–		–
Others	239	244	(2.0)	260
Finance leases (IFRS 16)	23,861	23,831	0.1	185
Gross debt ( with IFRS 16)	87,121	89,901	(3.1)	84,360
Adjusted cash and cash equivalents	8,260	14,482	(43.0)	14,982
Net debt	78,861	75,419	4.6	69,378
Net debt (without IFRS)	55,000	51,588	6.6	69,193
Net Debt/(Net Debt + market cap) - Leverage	44%	45%	(1.0)	46%
Average interest rate (%)	5.9	5.9	–	6.1
Duration (years)	10.80	10.42	3.6	9.14
Net debt/Adjusted EBITDA ratio	2.41	2.40	0.4	2.20
Gross debt/Adjusted EBITDA ratio	2.66	2.86	(6.7)	2.68
R$ million
Gross Debt (without IFRS16)	255.697	275.857	-7,3	326.876
Finance Lease (IFRS 16)	95.464	98.524	-3,1	0
Adjusted cash and cash equivalents	33.294	60.309	-44,8	58.052
Net Debt	317.867	314.072	1,2	268.824
Net Debt (without IFRS16)	222.403	215.548	3,2	268.824
Net debt/Adjusted EBITDA ratio	2,46	2,58	-4,7	2,34

RESULTS BY SEGMENT

EXPLORATION and PRODUCTION

Table 17 - Exploration and Production results

						Variation (%)
R$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Sales revenues	57,076	49,806	50,775	199,429	191,546	14.6	12.4	4.1
Gross profit	28,771	22,828	24,838	91,735	85,947	26.0	15.8	6.7
Operating expenses	(7,329)	(5,050)	(11,659)	(16,700)	(19,463)	(45.1)	37.1	14.2
Operating income (loss)	21,442	17,778	13,179	75,035	66,484	20.6	62.7	12.9
Net income (loss) attributable to the shareholders of Petrobras	14,158	11,820	8,734	49,905	44,196	19.8	62.1	12.9
Adjusted EBITDA of the segment	36,310	32,142	25,754	125,450	103,206	13.0	41.0	21.6
EBITDA margin of the segment (%)	64	65	51	63	54	(1.4)	25.4	16.7
Average Brent crude (US$/bbl)	63.25	61.94	67.76	64.30	71.04	2.1	(6.7)	(9.5)
Sales price - Brazil
Crude oil (US$/bbl)	63.00	58.10	66.71	61.25	66.66	8.4	(5.6)	(8.1)
Lifting cost - Brazil (US$/boe)*
excluding production taxes	8.22	9.67	10.24	9.62	10.90	(15.0)	(19.8)	(11.7)
Onshore	17.50	18.19	19.79	18.89	20.02	(3.8)	(11.5)	(5.7)
without lease	17.50	18.19	19.79	18.89	20.02	(3.8)	(11.5)	(5.7)
Shallow waters	27.94	30.56	26.20	30.27	25.69	(8.6)	6.6	17.8
without lease	25.65	28.58	24.61	28.22	24.07	(10.2)	4.2	17.2
Deep and ultra-deep post-salt	11.18	14.21	11.61	12.53	12.59	(21.3)	(3.7)	(0.5)
without lease	9.59	12.48	10.25	10.77	11.20	(23.2)	(6.4)	(3.8)
Pre-salt	5.02	5.03	6.29	5.61	6.53	(0.3)	(20.2)	(14.0)
without lease	3.20	3.07	3.57	3.52	3.66	4.4	(10.4)	(3.9)
including production taxes	18.94	19.50	23.77	20.95	24.39	(2.9)	(20.3)	(14.1)
Production taxes - Brazil	10,071	9,120	9,970	41,949	39,794	10.4	1.0	5.4
Royalties	4,980	4,661	4,658	18,458	17,923	6.8	6.9	3.0
Special participation	5,044	4,410	5,264	23,299	21,685	14.4	(4.2)	7.4
Area rentals	47	49	48	192	186	(4.1)	(2.1)	3.2

The increase in gross profit in the year is due to higher production, devaluation of real and lower lifting cost, partially offset by the lower Brent price. Operating income follows the increase in gross profit due to lower expenses with legal contingencies and higher results with divestments, mitigated by higher impairment losses and exploratory expenses.

Lifting cost in 2019, without government take, was US$ 9.62/boe, a 12% reduction compared to the previous year (US$ 10.90/boe). The drop is mainly explained by the increase in production, with the start-up and ramp-up of pre-salt platforms, mainly in the Búzios and Lula fields.

The increase in government take in 2019 compared to 2018 is due to the payment related to the unification of Parque das Baleias, partially mitigated by the drop in Brent's price between the periods. In unit terms, the relationship was attenuated by the increase in production in the Transfer of Rights fields, which are not subject to the special participation taxes.

As disclosed in the 2020-2024 Strategic Plan, Petrobras will segregate the cost of chartering platforms with third parties (leasing cost) from the lifting cost without government take. This portion represents, in 2019, US$ 1.8/boe and US$ 2.0/boe in the year 2018, of a total of US$ 9.62/boe to US$ 10.90/boe, respectively.

The increase in gross profit in 4Q19 is mainly due to higher production, higher Brent prices, foreign exchange translation effects, and the price appreciation of our oil due to IMO 2020. Higher operating profit reflects the increase in gross profit and the gain on disposals, especially the Pargo cluster, partially offset by impairment losses and exploratory expenses.

* Leasing refers to the platforms rentals.

Pre-salt lifting cost in the quarter, without government take, was US$ 5.02/boe, in line with 3Q19 figures. The good results achieved in the pre-salt platforms explain the metric’s stability.

In the post-salt, we had a 21% drop in lifting cost without government take in 4Q19. We observed a reduction in the costs of platforms P-33 and P-37, which interrupted production with no expected return, as well as a reduction in intervention costs between quarters.

In shallow water, there was a 9% reduction in lifting cost in 4Q19 compared to the previous quarter, mainly due to the divestment of the Pargo and Vermelho fields, which had higher unit costs.

In onshore fields, the lifting cost without government take decreased by 4% in dollars in 4Q19 due to the impact of the 3.6% devaluation of the real against the dollar in the period.

Onshore and shallow water fields are not the Company’s core assets and recent transactions show that there is a great interest from companies capable of adding more value to those assets than Petrobras. At the same time, the sale of these assets has been impacting positively the economic activity, since the new owners have significantly increased investments in these assets, creating jobs and fostering the development of the oil and gas services industry. In 2019, we recorded approximately R$4.1 billion in gains from the sales of these assets and R$ 2.6 billion in impairment reversals.

There was an increase in the payment of government take in 4Q19 relative to the previous quarter, mainy due to increase in production.

Refining

Table 18 - Refining results

						Variation (%)
R$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Sales revenues	72,464	67,947	72,089	266,613	269,138	6.6	0.5	(0.9)
Gross profit	8,010	4,899	157	23,623	23,202	63.5	5001.9	1.8
Operating expenses	(6,431)	(3,854)	(5,257)	(17,258)	(12,677)	(66.9)	(22.3)	36.1
Operating Income (Loss)	1,579	1,045	(5,100)	6,365	10,525	51.1	131.0	(39.5)
Profit (Loss) - Petrobras Shareholders	439	479	(3,320)	3,945	8,405	(8.4)	113.2	(53.1)
Segment Adjusted EBITDA	6,472	3,725	(1,062)	19,709	20,331	73.7	709.4	(3.1)
Segment EBITDA margin (%)	9%	5%	(1)%	7%	8%	62.9	706.3	(2.1)
Cost of refining (US$ / barrel) - Brazil	2.29	2.40	2.49	2.46	2.51	(4.6)	(8.0)	(2.0)
Cost of refining (R$ / barrel) - Brazil	9.70	9.53	9.44	9.77	9.12	1.8	2.8	7.1
Basic oil products price - Internal Market (R$ / bbl)	308.56	289.78	312.35	296.01	299.70	6.5	(1.2)	(1.2)

In 2019, gross profit was higher due to higher volumes and margins in the export of fuel oil and petroleum, which offset the lower volume of sales in the domestic market and the reduction in the positive effect of inventory turnover between the years of R$ 2.1 billion. Inventory turnover effect in 2019 was R$ 4.2 billion.

Lower operating profit was due to higher selling expenses, higher impairment expenses (RNEST, Comperj and Pasadena) and higher expenses with lawsuits related to environmental taxes as well as contingencies related to the OSPAR pipeline.

In 4Q19, the improvement in gross profit was mainly due to the inventory turnover effect of approximately R$ 2.2 billion, due to the realization of inventories at prices above acquisition costs, as a result of the increase in Brent between quarters.

In 4Q19 there were lower diesel sales in the domestic market due to the seasonality of this oil product, lower margin and volume of LPG in the domestic market partially offset by the higher volume exported and crack spread (US$ 5.1 / bbl) of fuel oil. Natural gas, an input to the refineries, was purchased at lower prices, due to the reduction in unit costs, favoring results.

Refining unit cost increased in reais due to the reduction in the processed feed. Although there was higher demand for low sulphur fuel oil, the utilization factor reduced to 76% in 4Q19, against 80% in the 3Q19, due to lower overall demand in the domestic market.

Operating profit was higher in the quarter, reflecting the increase in gross profit, partially offset by higher impairment expenses in RNEST's 2nd Train, in addition to higher selling expenses, due to the increase in shipping costs, and tax expenses, due to the adhesion to State Amnesties programs.

Gas and Power

Table 19 - Gas and Power results						Variation (%)
R$ million	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Sales revenues	11,314	11,750	11,889	45,252	44,926	(3.7)	(4.8)	0.7
Gross profit	4,007	3,673	3,338	14,914	11,602	9.1	20.0	28.5
Operating expenses	(4,933)	(2,510)	(669)	9,926	(8,933)	(97.0)	(637.0)	211.0
Operating income (loss)	(926)	1,163	2,669	24,840	2,669	(179.6)	(134.7)	-
Net income (loss) attributable to the shareholders of Petrobras	(642)	783	1,765	16,331	1,709	(182.0)	(136.4)	855.6
Adjusted EBITDA of the segment	767	1,974	3,891	7,253	5,830	(61.1)	(80.3)	24.4
EBITDA margin of the segment (%)	7%	17%	33%	16%	13%	(10.0)	(25.9)	3.1
Domestic sales price - natural gas (US$/bbl)	42.70	45.57	49.45	46.29	42.87	(6.0)	(14.0)	8.0

In 2019, the higher gross profit was due to better margins on natural gas sales to the non-thermoelectric sector and on energy in the Free Contracting Environment (ACL) due to the reduction in spot prices, reducing the costs of settling sales contracts at the Chamber of Commercialization of Electric Energy (CCEE).

Operating profit increased due to the sale of a 90% interest in TAG in June/19, despite higher selling expenses with the payment of TAG's tariffs.

In 4Q19, gross profit was higher due to better margins in sales of natural gas in the thermoelectric and non-thermoelectric sectors.

The lower operating profit reflects the increase in operating expenses due to the mothballing of ANSA and the impairment of UFN-III, besides the end of a tax dispute with the adhesion to State Amnesties programs.

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the Directors' view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and cumulative exchange effects of (CTA) reclassified to income.

In the calculation of adjusted EBITDA, the Company added, for the periods of 2018, foreign exchange gains and losses resulting from provisions for lawsuits in foreign currencies. Provisions for legal proceedings in foreign currencies consist mainly of Petrobras' share of the Class Action agreement, which ended in December 2017. Exchange gains or losses on provisions of legal proceedings are presented in Other Income and Expenses for accounting purposes, but Management does not consider them as part of the Company's current activities, as they are similar to the exchange effects presented in the Net Financial Result. No adjustments were made in the comparative periods presented, since the values were not significant.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Net Debt to Adjusted EBITDA metric established in our Strategic Plan 2020-2024, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 20 - Adjusted EBITDA Reconciliation

						Variation (%)
R$ millions	4Q19	3Q19	4Q18	2019	2018	4Q19 / 3Q19	4Q19 / 4Q18	2019 / 2018
Net income (loss)	8,538	(509)	1,374	30,842	23,505	1,777.4	521.4	31.2
Net finance income (expense)	6,590	10,874	7,157	34,459	23,498	(39.4)	(7.9)	46.6
Income taxes	(993)	3,938	2,659	16,400	15,462	(125.2)	(137.3)	6.1
Depreciation, depletion and amortization	14,945	14,985	10,824	58,502	43,229	(0.3)	38.1	35.3
EBITDA	29,080	29,288	22,014	140,203	105,694	(0.7)	32.1	32.6
Share of earnings in equity-accounted investments	864	(446)	(123)	(547)	(1,920)	293.7	802.4	71.5
Impairment losses / (reversals)	9,139	2,410	6,307	11,630	7,689	279.2	44.9	51.3
Realization of cumulative translation adjustment	−	−	−	127	−	-	-	-
Gains/ losses on disposal/ write-offs of non-current assets	(2,554)	645	774	(23,798)	(1,073)	(496.0)	(430.0)	(2,117.9)
Foreign exchange gains or losses on material provisions for legal proceedings	−	561	(316)	476	1,646	(100.0)	(100.0)	(71.1)
Adjusted EBITDA from continued operations	36,529	32,458	28,656	128,091	112,036	12.5	27.5	14.3
Adjusted EBITDA from discontinued operations	−	124	505	1,158	2,816	(100.0)	(100.0)	(58.9)
Total Adjusted EBITDA	36,529	32,582	29,161	129,249	114,852	12.1	25.3	12.5

Adjusted EBITDA margin (%)	45	42	35	42	36	7.1	30.0	16.7

FINANCIAL STATEMENTS

Table 22 - Income Statement - Consolidated

R$ millions	4Q19	3Q19	4Q18	2019	2018
Sales revenue	81,771	77,051	82,781	302,245	310,255
Cost of sales	(44,715)	(47,045)	(52,782)	(180,140)	(191,568)
Gross profit	37,056	30,006	29,999	122,105	118,687
Selling expenses	(5,709)	(4,968)	(1,404)	(17,746)	(13,938)
General and administrative expenses	(2,035)	(2,012)	(2,167)	(8,368)	(8,146)
Exploration costs	(1,873)	(276)	(466)	(3,197)	(1,904)
Research and development expenses	(599)	(578)	(633)	(2,268)	(2,345)
Other taxes	(1,312)	(560)	(1,102)	(2,484)	(2,475)
Impairment	(9,139)	(2,410)	(6,307)	(11,630)	(7,689)
Other income and expenses, net	(1,390)	(5,345)	(6,853)	4,742	(21,645)
	(22,057)	(16,149)	(18,932)	(40,951)	(58,142)
Profit before financial income, interests and taxes	14,999	13,857	11,067	81,154	60,545
Finance income	1,655	1,344	1,795	5,271	8,713
Finance expenses	(5,320)	(9,623)	(4,844)	(27,878)	(20,479)
Foreign exchange and inflation indexation charges	(2,925)	(2,595)	(4,108)	(11,852)	(11,732)
Net finance income (loss)	(6,590)	(10,874)	(7,157)	(34,459)	(23,498)
Share of earnings in equity-accounted investments	(864)	446	123	547	1,920
Income (loss) before taxes	7,545	3,429	4,033	47,242	38,967
Income taxes	993	(3,938)	(2,659)	(16,400)	(15,462)
Income (loss) from continuing operations	8,538	(509)	1,374	30,842	23,505
Income (loss) from discontinued operations	−	9,349	1,604	10,128	3,193
Net Income (Loss)	8,538	8,840	2,978	40,970	26,698
Attributable to:
Petrobras Shareholders	8,153	9,087	2,102	40,137	25,779
Result from continuing operations	8,153	(223)	959	30,272	23,504
Result from discontinued operations	−	9,310	1,143	9,865	2,275
Non-controlling interests	385	(247)	876	833	919
Result from continuing operations	385	(286)	414	570	1
Result from discontinued operations	−	39	462	263	918
	8,538	8,840	2,978	40,970	26,698

Table 23 - Statement of Financial Position – Consolidated

ASSETS - R$ millions	12.31.19	12.31.18
Current assets	112,101	143,606
Cash and cash equivalents	29,714	53,854
Marketable securities	3,580	4,198
Accounts receivable, net	15,164	22,264
Inventories	33,009	34,822
Recoverable taxes	14,287	7,883
Assets classified as held for sale	10,333	7,540
Deposits linked to class action	−	7,287
Other current assets	6,014	5,758
Non-current assets	813,910	716,867
Long-term receivables	71,306	85,478
Trade and other receivables, net	10,345	21,281
Marketable securities	232	205
Judicial deposits	33,198	26,003
Deferred taxes	5,593	10,384
Other tax assets	15,877	16,959
Advances to suppliers	1,313	2,575
Other non-current assets	4,748	8,071
Investments	22,166	10,690
Property, plant and equipment	641,949	609,829
Intangible assets	78,489	10,870
Total assets	926,011	860,473

LIABILITIES - R$ millions	12.31.19	12.31.18
Current liabilities	116,147	97,068
Trade payables	22,576	24,516
Finance debt	18,013	14,207
Leasings	23,126	89
Taxes and contributions	14,914	14,595
Proposed dividends	6,278	4,296
Employee compensation (payroll, profit-sharing and related charges)	6,632	6,426
Pension and health plans	3,577	3,137
Provision for legal and administrative proceedings	−	13,493
Liabilities associated with assets held for sale	13,084	3,808
Agreement with north-american authorities	−	3,034
Other current liabilities	7,947	9,467
Non-current liabilities	510,727	479,862
Financial debt	236,969	311,954
Financial leasing obligations	73,053	626
Income Tax and social contribution	2,031	2,139
Deferred taxes	7,095	2,536
Pension and health plans	103,213	85,012
Provision for legal proceedings	12,546	15,202
Provision for decommisioning costs	70,377	58,637
Other non-current liabilities	5,443	3,756
Shareholders´ equity	299,137	283,543
Share capital	205,432	205,432
Profit reserves and others	90,109	71,793
Non-controlling interests	3,596	6,318
Total liabilities and shareholders´ equity	926,011	860,473

Table 24 - Statement of Cash Flows – Consolidated

R$ milhões	4Q19	3Q19	4Q18	2019	2018
Net income (loss) for the year	8,538	8,840	2,978	40,970	26,698
Adjustments for:
Result of discontinued operations	−	(9,349)	(1,604)	(10,128)	(3,193)
Pension and medical benefits (actuarial expense)	2,052	2,053	1,833	8,219	7,331
Results in equity-accounted investments	864	(446)	(122)	(547)	(1,920)
Depreciation, depletion and amortization	14,945	14,985	10,824	58,502	43,229
Impairment assets (reversal)	9,139	2,410	6,307	11,630	7,689
Inventory write-down to net realizable value	36	64	1,463	68	1,595
Allowance (reversals) for impairment of trade and other receivables	75	122	(3,069)	343	282
Exploratory expenditures write-offs	1,002	5	58	1,250	317
Gains and losses on disposals/write-offs of assets and result in remeasurement of equity interests	(2,552)	644	776	(23,670)	(1,072)
Foreign exchange, indexation and finance charges	6,568	10,334	6,295	33,259	28,647
Deferred income taxes, net	(285)	4,696	774	11,036	1,297
Revision and financial update of decommissioning areas	1,390	798	(1,787)	3,765	1
Decrease (Increase) in assets
Trade and other receivables, net	(2,229)	6,825	3,935	8,578	(5,983)
Inventories	(1,709)	2,979	2,054	(1,208)	(7,599)
Judicial deposits	(2,007)	(2,265)	(1,823)	(8,427)	(7,405)
Deposits linked to Class Action	−	11,117	196	7,424	(7,238)
Other assets	2,682	186	(1,074)	(655)	1,633
Increase (Decrease) in liabilities
Trade payables	(839)	229	(2,608)	(3,821)	3,557
Other taxes payable	(104)	(3,051)	(1,639)	870	8,147
Income taxes paid	(230)	(6,608)	(2,595)	(9,198)	(9,505)
Pension and medical benefits	(1,965)	(3,613)	(1,154)	(7,489)	(3,666)
Provision for legal proceedings	(369)	(9,868)	4,531	(14,922)	6,221
Salaries, holidays, charges and participations	(680)	886	(392)	681	1,890
Provision for dismantling areas	(746)	(297)	(2,357)	(2,028)	(1,929)
Agreement with US authorities	−	−	(337)	(2,892)	(337)
Other liabilities	(2,883)	882	2,542	(1,068)	3,831
Net cash from operating activities of continuing activities	30,693	32,558	24,005	100,542	92,518
Discontinued operations activities	−	266	2,103	1,224	3,328
Net cash from operating activities	30,693	32,824	26,108	101,766	95,846
Cash flows from Investing activities
Capital expenditures (except for Surplus of Transfer of Rights)	(12,989)	(7,057)	(9,884)	(34,010)	(43,561)
Surplus of Transfer of Rights	(63,141)	−	−	(63,141)	−
Investments in investees	61	(49)	(53)	(29)	(157)
Proceeds from disposal of assets - Divestment	5,364	(3)	3,335	41,049	20,216
Proceeds from Transfer of Rights Review	34,414	−	−	34,414	−
Divestment (Investment) in marketable securities	1,884	(2,915)	133	837	2,276
Dividends received	2,470	79	1,092	5,732	3,634
Net cash used in investing activities of continuing activities	(31,937)	(9,945)	(5,377)	(15,148)	(17,592)
Investment activities from discontinued operations	−	7,394	(180)	7,196	(196)
Net resources used by investing activities	(31,937)	(2,551)	(5,557)	(7,952)	(17,788)
Cash flows from Financing activities
Investments by non-controlling interest	53	204	346	(99)	197
Financing and loans, net:
Proceeds from financing	11,257	17	7,611	29,156	37,057
Amortization of principal - financing	(25,465)	(36,228)	(23,390)	(107,090)	(120,353)
Amortization of interest - financing	(3,016)	(5,633)	(4,641)	(17,623)	(20,639)
Amortization of commercial leases	(6,523)	(5,494)	−	(20,660)	−
Dividends paid to shareholders of Petrobras	(2,360)	(1,184)	(1,178)	(7,488)	(2,368)
Dividends paid to non-controlling interests	(201)	(12)	(42)	(550)	(376)

R$ milhões	4Q19	3Q19	4Q18	2019	2018
Net resources used for financing activities of continuing activities	(26,255)	(48,330)	(21,294)	(124,354)	(106,482)
Financing activities of discontinued operations	−	(50)	(366)	(1,982)	(558)
Net funds generated (used) by financing activities	(26,255)	(48,380)	(21,660)	(126,336)	(107,040)
Effect of exchange rate changes on cash and cash equivalents	2,346	7,052	(1,840)	8,397	8,342
Net increase / (decrease) in cash and cash equivalents	(25,153)	(11,055)	(2,949)	(24,125)	(20,640)
Cash and cash equivalents at the beginning of the year	54,882	65,937	56,803	53,854	74,494
Cash and cash equivalents at the end of the period	29,729	54,882	53,854	29,729	53,854

SEGMENT INFORMATION

Table 25 - Consolidated Income Statement by Segment –2019

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	199,429	266,613	45,252	4,802	(213,851)	302,245
Intersegmentos	195,245	36,561	13,002	895	(213,851)	31,852
Third parties	4,184	230,052	32,250	3,907	−	270,393
Cost of sales	(107,694)	(242,990)	(30,338)	(4,588)	205,470	(180,140)
Gross profit	91,735	23,623	14,914	214	(8,381)	122,105
Expenses	(16,700)	(17,258)	9,926	(16,806)	(113)	(40,951)
Selling expenses	(4)	(8,568)	(8,971)	(121)	(82)	(17,746)
General and administrative expenses	(990)	(1,329)	(530)	(5,519)	−	(8,368)
Exploration costs	(3,197)	−	−	−	−	(3,197)
Research and development costs	(1,549)	(43)	(58)	(618)	−	(2,268)
Other taxes	(507)	(606)	(617)	(754)	−	(2,484)
Impairment	(8,027)	(2,802)	(801)	−	−	(11,630)
Other income and expenses net	(2,426)	(3,910)	20,903	(9,794)	(31)	4,742
Operating income (loss)	75,035	6,365	24,840	(16,592)	(8,494)	81,154
Net finance income (expense)	−	−	−	(34,459)	−	(34,459)
Share of earnings in equity-accounted investments	330	(653)	407	463	−	547
Income (loss) before income taxes	75,365	5,712	25,247	(50,588)	(8,494)	47,242
Income taxes	(25,511)	(2,164)	(8,446)	16,833	2,888	(16,400)
Net income (loss) from continuing operations	49,854	3,548	16,801	(33,755)	(5,606)	30,842
Result with discontinued operations	−	−	12	10,116	−	10,128
Net income (loss) from discontinued operations	−	−	12	10,116	−	10,128
Net income (loss)	49,854	3,548	16,813	(23,639)	(5,606)	40,970
Net income (loss) attributable to:				−
Shareholders of Petrobras	49,905	3,945	16,331	(24,438)	(5,606)	40,137
Net income from continuing operations	49,905	3,945	16,331	(34,303)	(5,606)	30,272
Net income from discontinued operations	−	−	−	9,865	−	9,865
Non-controlling interests	(51)	(397)	482	799	−	833
Net income from continuing operations	(51)	(397)	470	548	−	570
Net income from discontinued operations	−	−	12	251	−	263
	49,854	3,548	16,813	(23,639)	(5,606)	40,970

Table 26 - Consolidated Income Statement by Segment – 2018

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	191,546	269,138	44,926	6,331	(201,686)	310,255
Intersegmentos	182,983	61,145	13,518	757	(201,686)	56,717
Third parties	8,563	207,993	31,408	5,574	−	253,538
Cost of sales	(105,599)	(245,936)	(33,324)	(5,889)	199,180	(191,568)
Gross profit	85,947	23,202	11,602	442	(2,506)	118,687
Expenses	(19,463)	(12,677)	(8,933)	(16,932)	(137)	(58,142)
Selling expenses	(291)	(6,496)	(6,807)	(245)	(99)	(13,938)
General and administrative expenses	(934)	(1,365)	(551)	(5,294)	(2)	(8,146)
Exploration costs	(1,904)	−	−	−	−	(1,904)
Research and development costs	(1,622)	(42)	(75)	(606)	−	(2,345)
Other taxes	(411)	(768)	(244)	(1,052)	−	(2,475)
Impairment	(5,348)	(1,687)	(723)	69	−	(7,689)
Other income and expenses net	(8,953)	(2,319)	(533)	(9,804)	(36)	(21,645)
Operating income (loss)	66,484	10,525	2,669	(16,490)	(2,643)	60,545
Net finance income (expense)	−	−	−	(23,498)	−	(23,498)
Share of earnings in equity-accounted investments	297	1,299	355	(31)	−	1,920
Income (loss) before income taxes	66,781	11,824	3,024	(40,019)	(2,643)	38,967
Income taxes	(22,604)	(3,578)	(907)	10,729	898	(15,462)
Net income (loss) from continuing operations	44,177	8,246	2,117	(29,290)	(1,745)	23,505
Result with discontinued operations	−	−	54	3,139	−	3,193
Net income (loss) from discontinued operations	−	−	54	3,139	−	3,193
Net income (loss)	44,177	8,246	2,171	(26,151)	(1,745)	26,698
Net income (loss) attributable to:				−
Shareholders of Petrobras	44,196	8,405	1,709	(26,786)	(1,745)	25,779
Net income from continuing operations	44,196	8,405	1,670	(29,022)	(1,745)	23,504
Net income from discontinued operations	−	−	39	2,236	−	2,275
Non-controlling interests	(19)	(159)	462	635	−	919
Net income from continuing operations	(19)	(159)	446	(267)	−	1
Net income from discontinued operations	−	−	16	902	−	918
	44,177	8,246	2,171	(26,151)	(1,745)	26,698

Table 27 - Consolidated Income Statement by Segment – 4Q19

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	57,076	72,464	11,314	1,225	(60,308)	81,771
Intersegmentos	55,756	1,518	2,754	280	(60,308)	−
Third parties	1,320	70,946	8,560	945	−	81,771
Cost of sales	(28,305)	(64,454)	(7,307)	(1,157)	56,508	(44,715)
Gross profit	28,771	8,010	4,007	68	(3,800)	37,056
Expenses	(7,329)	(6,431)	(4,933)	(3,341)	(23)	(22,057)
Selling expenses	(2)	(2,792)	(2,870)	(30)	(15)	(5,709)
General and administrative expenses	(67)	(305)	(116)	(1,547)	−	(2,035)
Exploration costs	(1,873)	−	−	−	−	(1,873)
Research and development costs	(397)	(7)	(19)	(176)	−	(599)
Other taxes	(322)	(331)	(489)	(170)	−	(1,312)
Impairment	(6,785)	(1,568)	(786)	−	−	(9,139)
Other income and expenses net	2,117	(1,428)	(653)	(1,418)	(8)	(1,390)
Operating income (loss)	21,442	1,579	(926)	(3,273)	(3,823)	14,999
Net finance income (expense)	−	−	−	(6,590)	−	(6,590)
Share of earnings in equity-accounted investments	(32)	(919)	70	17	−	(864)
Income (loss) before income taxes	21,410	660	(856)	(9,846)	(3,823)	7,545
Income taxes	(7,289)	(537)	314	7,205	1,300	993
Net income (loss) from continuing operations	14,121	123	(542)	(2,641)	(2,523)	8,538
Result with discontinued operations	−	−	−	−	−	−
Net income (loss) from discontinued operations	−	−	−	−	−	−
Net income (loss)	14,121	123	(542)	(2,641)	(2,523)	8,538
Net income (loss) attributable to:
Shareholders of Petrobras	14,158	439	(642)	(3,279)	(2,523)	8,153
Net income from continuing operations	14,158	439	(642)	(3,279)	(2,523)	8,153
Net income from discontinued operations	−	−	−	−	−	−
Non-controlling interests	(37)	(316)	100	638	−	385
Net income from continuing operations	(37)	(316)	100	638	−	385
Net income from discontinued operations	−	−	−	−	−	−
	14,121	123	(542)	(2,641)	(2,523)	8,538

Table 28 - Consolidated Income Statement by Segment – 3Q19

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	49,806	67,947	11,750	1,124	(53,576)	77,051
Intersegmentos	48,724	5,709	3,512	191	(53,576)	4,560
Third parties	1,082	62,238	8,238	933	−	72,491
Cost of sales	(26,978)	(63,048)	(8,077)	(1,070)	52,128	(47,045)
Gross profit	22,828	4,899	3,673	54	(1,448)	30,006
Expenses	(5,050)	(3,854)	(2,510)	(4,723)	(12)	(16,149)
Selling expenses	2	(2,108)	(2,850)	(11)	(1)	(4,968)
General and administrative expenses	(332)	(335)	(126)	(1,219)	−	(2,012)
Exploration costs	(276)	−	−	−	−	(276)
Research and development costs	(393)	(9)	(12)	(164)	−	(578)
Other taxes	(76)	(138)	(35)	(311)	−	(560)
Impairment	(2,343)	(53)	(14)	−	−	(2,410)
Other income and expenses net	(1,632)	(1,211)	527	(3,018)	(11)	(5,345)
Operating income (loss)	17,778	1,045	1,163	(4,669)	(1,460)	13,857
Net finance income (expense)	−	−	−	(10,874)	−	(10,874)
Share of earnings in equity-accounted investments	82	(269)	168	465	−	446
Income (loss) before income taxes	17,860	776	1,331	(15,078)	(1,460)	3,429
Income taxes	(6,045)	(355)	(395)	2,360	497	(3,938)
Net income (loss) from continuing operations	11,815	421	936	(12,718)	(963)	(509)
Result with discontinued operations	−	−	(18)	9,367	−	9,349
Net income (loss) from discontinued operations	−	−	(18)	9,367	−	9,349
Net income (loss)	11,815	421	918	(3,351)	(963)	8,840
Net income (loss) attributable to:
Shareholders of Petrobras	11,820	479	783	(3,032)	(963)	9,087
Net income from continuing operations	11,820	479	804	(12,363)	(963)	(223)
Net income from discontinued operations	−	−	(21)	9,331	−	9,310
Non-controlling interests	(5)	(58)	135	(319)	−	(247)
Net income from continuing operations	(5)	(58)	132	(355)	−	(286)
Net income from discontinued operations	−	−	3	36	−	39
	11,815	421	918	(3,351)	(963)	8,840

Table 29 - Other Income (Expenses) by Segment – 2019

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	(480)	(2,039)	318	(3,752)	−	(5,953)
Pension and medical benefits	−	−	−	(5,391)	−	(5,391)
Unscheduled stoppages and pre-operating expenses	(4,685)	(53)	(454)	(16)	−	(5,208)
Provision for variable compensation program	(1,044)	(508)	(123)	(875)	−	(2,550)
Gains/(losses) with Commodities Derivatives	−	−	−	(1,427)	−	(1,427)
Voluntary Separation Incentive Plan - PIDV	(282)	(267)	(13)	(229)	−	(791)
Institutional relations and cultural projects	(1)	(13)	−	(702)	−	(716)
Result Related to Decommissioning	(637)	−	−	−	−	(637)
Operating expenses with thermoeletric plants	−	−	(500)	−	−	(500)
Profit Share	(4)	(137)	(3)	(28)	−	(172)
Careers and remuneration plan	(3)	(1)	−	(3)	−	(7)
Agreement with American Authorities	−	−	−	−	−	−
Equalization of Expenses - AIP	17	−	−	(14)	−	3
Reimbursment of expenses regarding "Car Wash" operation	65	−	−	809	−	874
Government Grants	20	15	127	766	−	928
(Expenditures)/reimbursements from operations in E&P partnerships	1,530	−	−	−	−	1,530
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	2,911	(851)	21,017	721	−	23,798
Others	167	(56)	534	849	(31)	961
	(2,426)	(3,910)	20,903	(9,794)	(31)	4,742

Table 30 - Other Income (Expenses) by Segment – 2018

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	(6,230)	(343)	(484)	(1,373)	−	(8,430)
Pension and medical benefits	−	−	−	(5,089)	−	(5,089)
Unscheduled stoppages and pre-operating expenses	(4,179)	(100)	(458)	(9)	−	(4,746)
Provision for variable compensation program	(538)	(241)	−	(230)	−	(1,009)
Gains/(losses) with Commodities Derivatives	−	−	−	(1,396)	−	(1,396)
Voluntary Separation Incentive Plan - PIDV	2	4	1	1	−	8
Institutional relations and cultural projects	(3)	(8)	−	(645)	−	(656)
Result Related to Area Dismantling	2,365	−	−	−	−	2,365
Operating expenses with thermoeletric plants	−	−	(392)	−	−	(392)
Profit Share	(611)	(398)	(76)	(497)	−	(1,582)
Careers and remuneration plan	(523)	(179)	(42)	(412)	−	(1,156)
Agreement with American Authorities	−	−	−	(3,536)	−	(3,536)
Equalization of Expenses - AIP	(1,064)	−	−	−	−	(1,064)
Reimbursment of expenses regarding "Car Wash" operation	38	−	−	1,763	−	1,801
Government Grants	15	18	269	628	−	930
(Expenditures)/reimbursements from operations in E&P partnerships	1,227	−	−	−	−	1,227
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	1,271	(345)	(80)	227	−	1,073
Others	(723)	(727)	729	764	(36)	7
	(8,953)	(2,319)	(533)	(9,804)	(36)	(21,645)

Table 31 - Other Income (Expenses) by Segment – 4Q19

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	(262)	(330)	(23)	486	−	(129)
Pension and medical benefits	−	−	−	(1,348)	−	(1,348)
Unscheduled stoppages and pre-operating expenses	(1,230)	(5)	(86)	(6)	−	(1,327)
Provision for variable compensation program	(236)	(115)	(49)	(218)	−	(618)
Gains/(losses) with Commodities Derivatives	−	−	−	(230)	−	(230)
Expenses (Reversals) with PIDV	(49)	(47)	(2)	(89)	−	(187)
Institutional relations and cultural projects	−	(4)	−	(310)	−	(314)
Result Related to Area Dismantling	(633)	−	−	−	−	(633)
Operating expenses with thermoeletric plants	−	−	(126)	−	−	(126)
Profit Share	−	(15)	(2)	(11)	−	(28)
Careers and remuneration plan	−	−	−	(1)	−	(1)
Agreement with American Authorities	−	−	−	−	−	−
Equalization of Expenses - AIP	(79)	−	−	(13)	−	(92)
Reimbursment of expenses regarding "Car Wash" operation	37	−	−	82	−	119
Government grants	4	9	1	(301)	−	(287)
(Expenditures)/reimbursements from operations in E&P partnerships	628	−	−	−	−	628
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	3,561	(893)	(283)	169	−	2,554
Others	376	(28)	(83)	372	(8)	629
	2,117	(1,428)	(653)	(1,418)	(8)	(1,390)

Table 32 - Other Income (Expenses) by Segment – 3Q19

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	(364)	(806)	286	(2,774)	−	(3,658)
Pension and medical benefits	−	−	−	(1,348)	−	(1,348)
Unscheduled stoppages and pre-operating expenses	(1,051)	(4)	(89)	(7)	−	(1,151)
Provision for variable compensation program	(485)	(223)	(45)	(388)	−	(1,141)
Gains/(losses) with Commodities Derivatives	−	−	−	252	−	252
Expenses (Reversals) with PIDV	(100)	(96)	(5)	(68)	−	(269)
Institutional relations and cultural projects	−	(4)	−	(120)	−	(124)
Result Related to Area Dismantling	(4)	−	−	−	−	(4)
Operating expenses with thermoeletric plants	−	−	(95)	−	−	(95)
Profit Share	−	(43)	5	(7)	−	(45)
Careers and remuneration plan	(1)	−	−	−	−	(1)
Agreement with American Authorities	−	−	−	−	−	−
Equalization of Expenses - AIP	130	−	−	−	−	130
Reimbursment of expenses regarding "Car Wash" operation	(1)	−	−	447	−	446
Government grants	4	2	2	986	−	994
(Expenditures)/reimbursements from operations in E&P partnerships	532	−	−	−	−	532
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	(463)	(71)	(135)	24	−	(645)
Others	171	34	603	(15)	(11)	782
	(1,632)	(1,211)	527	(3,018)	(11)	(5,345)

Table 33 - Consolidated Assets by Segment – 12.31.2019

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	621,860	175,418	51,240	97,097	(19,604)	926,011

Current assets	23,114	49,467	7,789	51,186	(19,455)	112,101
Non-current assets	598,746	125,951	43,451	45,911	(149)	813,910
Long-term receivables	26,022	13,296	5,517	26,471	−	71,306
Investments	2,387	4,472	4,299	11,008	−	22,166
Property, plant and equipment	493,746	107,659	32,975	7,718	(149)	641,949
Operating assets	428,589	95,245	22,593	7,191	(149)	553,469
Assets under construction	65,157	12,414	10,382	527	−	88,480
Intangible assets	76,591	524	660	714	−	78,489

Table 34 - Consolidated Assets by Segment – 12.31.2018

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Total assets	512,689	170,810	60,479	129,914	(13,419)	860,473

Current assets	20,630	46,360	7,853	82,939	(14,176)	143,606
Non-current assets	492,059	124,450	52,626	46,975	757	716,867
Long-term receivables	31,443	12,731	5,908	34,486	910	85,478
Investments	2,520	5,046	2,932	192	−	10,690
Property, plant and equipment	450,073	105,998	42,845	11,066	(153)	609,829
Operating assets	361,027	94,337	33,003	9,530	(153)	497,744
Assets under construction	89,046	11,661	9,842	1,536	−	112,085
Intangible assets	8,023	675	941	1,231	−	10,870

Table 35 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2019

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	49,854	3,548	16,801	(33,755)	(5,606)	30,842
Net finance income (expense)	−	−	−	34,459	−	34,459
Income taxes	25,511	2,164	8,446	(16,833)	(2,888)	16,400
Depreciation, depletion and amortization	45,299	9,691	2,573	939	−	58,502
EBITDA	120,664	15,403	27,820	(15,190)	(8,494)	140,203
Share of earnings in equity-accounted investments	(330)	653	(407)	(463)	−	(547)
Impairment losses / (reversals)	8,027	2,802	801	−	−	11,630
Realization of cumulative translation adjustment	−	−	−	127	−	127
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	476	−	476
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(2,911)	851	(21,017)	(721)	−	(23,798)
Adjusted EBITDA from Continuing Operations	125,450	19,709	7,197	(15,771)	(8,494)	128,091
Adjusted EBITDA from Discontinued Operations	−	−	56	1,102	−	1,158
Adjusted EBITDA	125,450	19,709	7,253	(14,669)	(8,494)	129,249

Table 36 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2018

R$ millions	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	44,177	8,246	2,117	(29,290)	(1,745)	23,505
Net finance income (expense)	−	−	−	23,498	−	23,498
Income taxes	22,604	3,578	907	(10,729)	(898)	15,462
Depreciation, depletion and amortization	32,645	7,774	2,276	534	−	43,229
EBITDA	99,426	19,598	5,300	(15,987)	(2,643)	105,694
Share of earnings in equity-accounted investments	(297)	(1,299)	(355)	31	−	(1,920)
Impairment losses / (reversals)	5,348	1,687	723	(69)	−	7,689
Realization of cumulative translation adjustment	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	1,646	−	1,646
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(1,271)	345	80	(227)	−	(1,073)
Adjusted EBITDA from Continuing Operations	103,206	20,331	5,748	(14,606)	(2,643)	112,036
Adjusted EBITDA from Discontinued Operations	−	−	82	2,734	−	2,816
Adjusted EBITDA	103,206	20,331	5,830	(11,872)	(2,643)	114,852

Table 37 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 4Q19

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	14,121	123	(542)	(2,641)	(2,523)	8,538
Net finance income (expense)	−	−	−	6,590	−	6,590
Income taxes	7,289	537	(314)	(7,205)	(1,300)	(993)
Depreciation, depletion and amortization	11,644	2,432	624	245	−	14,945
EBITDA	33,054	3,092	(232)	(3,011)	(3,823)	29,080
Share of earnings in equity-accounted investments	32	919	(70)	(17)	−	864
Impairment losses / (reversals)	6,785	1,568	786	−	−	9,139
Realization of cumulative translation adjustment	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	−
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(3,561)	893	283	(169)	−	(2,554)
Adjusted EBITDA from Continuing Operations	36,310	6,472	767	(3,197)	(3,823)	36,529
Adjusted EBITDA from Discontinued Operations	−	−	−	−	−	−
Adjusted EBITDA	36,310	6,472	767	(3,197)	(3,823)	36,529

Table 38 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 3Q19

R$ million	E&P	REFINING	GAS & POWER	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	11,815	421	936	(12,718)	(963)	(509)
Net finance income (expense)	–	–	–	10,874	–	10,874
Income taxes	6,045	355	395	(2,360)	(497)	3,938
Depreciation, depletion and amortization	11,558	2,556	636	235	–	14,985
EBITDA	29,418	3,332	1,967	(3,969)	(1,460)	29,288
Share of earnings in equity-accounted investments	(82)	269	(168)	(465)	–	(446)
Impairment losses / (reversals)	2,343	53	14	–	–	2,410
Realization of cumulative translation adjustment	–	–	–	–	–	–
Foreign Exchange gains or losses on material provisions for legal procedings	–	–	–	561	–	561
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	463	71	135	(24)	–	645
Adjusted EBITDA from Continuing Operations	32,142	3,725	1,948	(3,897)	(1,460)	32,458
Adjusted EBITDA from Discontinued Operations	–	–	26	98	–	124
Adjusted EBITDA	32,142	3,725	1,974	(3,799)	(1,460)	32,582

Glossary

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets and, exchange variation effect on relevant contingencies in foreign currency. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies,. however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment- The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the Strategic Plan 2020-2024, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Distribution businesses. Biofuels, which are now included in the Corporate and other businesses.

OCF - Net Cash provided by (used in) operating activities (operating cash flow).

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing

Total Capital Expenditures and Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer